Filed pursuant to Rule 424(b)(3)

File No. 333-286866 and 333-268093

PGIM PRIVATE CREDIT FUND

SUPPLEMENT NO. 7 DATED DECEMBER 12, 2025

TO THE PROSPECTUS DATED APRIL 30, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of PGIM Private Credit Fund (the “Fund”), dated April 30, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Before investing in our Common Shares, you should read carefully the Prospectus and this Supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 24 of the Prospectus before you decide to invest in our Common Shares.

Update to the Prospectus

Effective immediately, David Thompson and Christopher L. Halloran will be added as Portfolio Managers to the Fund.

To reflect these changes, the Prospectus is revised as follows:

I.
The following is added to the "Portfolio Management—Investment Personnel—PPC" Section of the Prospectus.

David Thompson (Dedicated Partner): Mr. Thompson is a Managing Director and Dedicated Partner of PGIM Private Capital’s Middle Market Direct Lending business. He serves on Direct Lending’s Global Investment Committee. He leads a team responsible for originating and underwriting middle-market Direct Lending investments, with a focus on sponsor coverage in the Northeastern U.S. and London markets, managing the portfolio, and supporting the firm’s fundraising efforts. Prior to joining PGIM Private Capital in 2022, David was a founding member of the Special Investments (“BSI”) business at Brookfield Asset Management and a senior member of the Investment Team. Previously, he worked at Garrison Investment Group, GSC Group, and Goldman Sachs. David received a B.A. in Economics from the University of Pennsylvania in 2000.

Christopher L. Halloran (Dedicated Partner): Mr. Halloran is a Managing Director and Dedicated Partner of PGIM Private Capital’s Middle Market Direct Lending business. He serves on Direct Lending’s Global Investment Committee. Mr. Halloran leads a team responsible for originating and underwriting middle-market Direct Lending investments, with a focus on sponsor coverage in the Central and Southeastern U.S., managing the portfolio, and supporting the firm’s fundraising efforts. Prior to this role, Chris led a team in PPC’s Energy group responsible for marketing, originating and managing private-credit investments including senior debt and junior capital. Earlier in Chris’ career, he was located in PPC’s Chicago office focused exclusively on investing junior capital on behalf of PPC’s mezzanine funds. He received a BBA from Texas Christian University and is a CFA Charterholder.

II.
The following is added to the "Portfolio Management—Other Accounts Managed by Portfolio Managers—PPC" section of the Prospectus.

Portfolio Managers	Type of Accounts	Account(s) Managed*	Assets of Accounts*	Number of Accounts Subject to a Performance Fee*	Assets Subject to a Performance Fee*
David Thompson	Registered Investment Companies	0	$0	0	$0
	Pooled Investment Vehicles Other Than Registered Investment Companies	10	$2,310,053,579.88	7	$2,200,431,616.50
	Other Accounts	5	$4,578,521,429.32	5	$4,578,521,429.32

Portfolio Managers	Type of Accounts	Account(s) Managed*	Assets of Accounts*	Number of Accounts Subject to a Performance Fee*	Assets Subject to a Performance Fee*
Christopher L. Halloran	Registered Investment Companies	0	$0	0	$0
	Pooled Investment Vehicles Other Than Registered Investment Companies	10	$2,310,053,579.88	7	$2,200,431,616.50
	Other Accounts	5	$4,578,521,429.32	5	$4,578,521,429.32

*Information is as of September 30, 2025. As of September 30, 2025, Messrs. Thompson and Halloran owned no Common Shares of the Fund.

Please retain this supplement for future reference.